Registration No. 333-209415
File No. 811-23135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	□

Post-Effective Amendment No. 7	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 9	☒

Oppenheimer Macquarie Global Infrastructure Fund
(Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924
(Address of Principal Executive Offices) (Zip Code)

(303) 768-3200
(Registrant’s Telephone Number, including Area Code)

Cynthia Lo Bessette, Esq.
OFI Global Asset Management, Inc.
225 Liberty Street, New York, New York 10281-1008
(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A (File No. 333-209415) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of replacing Exhibit 28(j) to such Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note, and signature page of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 7 does not change the form of any prospectus, statement of additional information, or Part C included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 7 shall become effective upon filing with the SEC.

Oppenheimer Macquarie Global Infrastructure Fund

Post-Effective Amendment No. 7

Registration Statement No. 333-209415

EXHIBIT INDEX

Exhibit No.	Description
28. (j)	Independent Registered Public Accounting Firm’s Consent

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 7 to Registration Statement No. 333-209415 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 13th day of March, 2019.

Oppenheimer Macquarie Global Infrastructure Fund
By:	Arthur P. Steinmetz*
Arthur P. Steinmetz Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated:

Signatures	Title	Date
Joel W. Motley* Joel W. Motley	Chairman of the Board of Trustees	March 13, 2019
Arthur P. Steinmetz* Arthur P. Steinmetz	Trustee, President and Principal Executive Officer	March 13, 2019
Brian S. Petersen* Brian S. Petersen	Treasurer, Principal Financial & Accounting Officer	March 13, 2019
Beth Ann Brown* Beth Ann Brown	Trustee	March 13, 2019
Edmund P. Giambastiani, Jr.* Edmund P. Giambastiani, Jr.	Trustee	March 13, 2019
Elizabeth Krentzman* Elizabeth Krentzman	Trustee	March 13, 2019
Mary F. Miller* Mary F. Miller	Trustee	March 13, 2019
Joanne Pace* Joanne Pace	Trustee	March 13, 2019
Daniel S. Vandivort* Daniel S. Vandivort	Trustee	March 13, 2019
Brian F. Wruble* Brian F. Wruble	Trustee	March 13, 2019

*By: /s/ Taylor V. Edwards Taylor V. Edwards, Attorney-in-Fact